UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                              SIERRACITIES.COM INC.
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                    335944104
                                 (CUSIP Number)

                                December 27, 2000
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             [ ] Rule 13d-1(b)
             [x] Rule 13d-1(c)
             [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

CUSIP No. 335944104               Schedule 13G                 Page 2 of 6 Pages


-------------------------------------------------------------------------------
Item 1.  NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Virgil Pettigrew

-------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)   [ ]


                                                               (b)   [x]

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3        SEC USE ONLY


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4        CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States

-------------------------------------------------------------------------------

  NUMBER OF          5    SOLE VOTING POWER
                                           647,000
   SHARES      ----------------------------------------------------------------

BENEFICIALLY         6    SHARED VOTING POWER

  OWNED BY                                 483,100
               ----------------------------------------------------------------
   EACH
                     7    SOLE DISPOSITIVE POWER
 REPORTING
                                           647,000
               ----------------------------------------------------------------
PERSON WITH
                     8    SHARED DISPOSITIVE POWER

                                           483,100
-------------------------------------------------------------------------------

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                         1,130,100

-------------------------------------------------------------------------------

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                         5.9%

-------------------------------------------------------------------------------

12       TYPE OF REPORTING PERSON*

                                          IN

-------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


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CUSIP No. 335944104               Schedule 13G                 Page 3 of 6 Pages


Item 1.

         (a)      Name of Issuer:
                  --------------

                  SierraCities.com Inc.

         (b)      Address of Issuer's Principal Executive Offices:
                  -----------------------------------------------

                  600 Travis Street, Suite 7050
                  Houston, Texas  77002

Item 2.

         (a)      Name of Person Filing:
                  ---------------------

                  Virgil Pettigrew

         (b)      Address of Principal Business Office or, if none, Residence:
                  -----------------------------------------------------------

                  2000 East Lamar Boulevard, Suite 150
                  Arlington, Texas  76006

         (c)      Citizenship:
                  -----------

                  Mr. Pettigrew is a United States citizen

         (d)      Title of Class of Securities:
                  ----------------------------

                  Common Stock, $0.01 par value

         (e)      CUSIP No.:
                  ---------

                  335944104

Item 3. If this statement is filed pursuant toss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  Not Applicable.


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CUSIP No. 335944104               Schedule 13G                 Page 4 of 6 Pages



Item 4.  Ownership

         (a)      Amount Beneficially Owned:
                  -------------------------

                  1,130,100*

         (b)      Percent of Class:
                  ----------------

                  5.9%

         (c)      Number of shares as to which the person has:
                  -------------------------------------------

                    (i)       sole power to vote or to direct the vote:

                                    647,000**

                    (ii)      shared power to vote or to direct the vote:

                                    483,100***

                    (iii) sole power to dispose or to direct the disposition of:

                                    647,000**

                    (iv)      shared   power  to   dispose   or  to  direct  the
                              disposition of:

                                    483,100***

* The 1,130,100 shares beneficially owned by Mr. Pettigrew consist of (a) 50,000 shared owned directly by him individually; (b) 597,000 shares owned by the Crown Hill Trust, of which Mr. Pettigrew is trustee (such number does not include an aggregate of 27,000 shares of common stock owned directly by the adult beneficiaries of the Crown Hill Trust); and (c) 483,100 shares owned by Crown Oaks Inc. Profit Sharing Plan. Crown Oaks Inc. Profit Sharing Plan is indirectly owned by the Crown Hill Trust.

** By virtue of Crown Hill Trust's ownership of Crown Oaks Inc. Profit Sharing Plan, Mr. Pettigrew shares voting and dispositive power with Crown Oaks Inc. Profit Sharing Plan over 483,100 shares owned by Crown Oaks Inc. Profit Sharing Plan.

*** Mr. Pettigrew has sole voting and dispositive power over 50,000 shares that he directly owns and retains voting and dispositive power over an additional 597,000 shares owned by the Crown Hill Trust, of which he is trustee. The 597,000 shares owned by the Crown Hill Trust do not include an aggregate of 27,000 shares owned directly by the adult beneficiaries of the Crown Hill Trust.

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CUSIP No. 335944104               Schedule 13G                 Page 5 of 6 Pages



Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

The trustee of Crown Oaks Inc. Profit Sharing Plan (with Crown Oaks Inc. Profit Sharing Plan being indirectly controlled by the Crown Hill Trust, of which Mr. Pettigrew is trustee), shares the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 483,100 shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                  Not Applicable.

Item 8.           Identification and Classification of Members of the Group

                  Not Applicable.

Item 9.           Notice of Dissolution of Group

                  Not Applicable.

Item 10.          Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 335944104               Schedule 13G                 Page 6 of 6 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 5, 2001

                                                   /s/ Virgil Pettigrew
                                                   ----------------------------
                                                   Virgil Pettigrew